Filed Pursuant To Rule 433

Registration No. 333-275079

January 18, 2024

Four in five people say they would like to see crypto regulation, according to Grayscale CEO @Sonnenshein . He joins Yahoo Finance at the 2024 World Economic Forum in Davos, Switzerland, to discuss the SEC's approval of spot bitcoin exchange-traded products:

Yahoo 1 Well, back when I was in New York, I was talking all last week about the approval of spot Bitcoin ETFs. And guess what? I'm in Davos, Switzerland, and I'm still talking about the approval of spot Bitcoin ETFs. There's definitely a crypto presence here. But is this the tipping point that a lot of the industry has been looking for? Michael Sonnenshein's with us. CEO of Grayscale. We talked to you down in the New York Stock Exchange. Now we're talking to you here. And I want to ask you about a study that you guys commissioned from Harris Poll, because one of the numbers stood out to me, 46% of voters are waiting for additional policies before investing in crypto. So we talk about the ETF as like this big catalyst. Yes. But a lot of people are waiting for additional, like what does that mean? What does that mean to you.

Michael Sonnenshein They are. And you know, I think it's not just about waiting for additional policies they're actually waiting for, actually it's regulation itself to just put a finer point on it. The survey that we did with Harris Poll is really looking at voter attitudes going into this US presidential election, looking at whether or not they're concerned that the candidates they may be voting for are fully informed on these issues. What are the issues that voters have on their minds when they do go to the polls? And when it comes to new technologies like crypto, like Bitcoin, they believe that crypto is the future of finance. Like 50% of survey results prove that. And about four in five people actually said that they would like to see more regulation. And I do think that on the heels of the spot Bitcoin ETF approval, we will see further engagement from our congressional leaders around legislation to really see that move forward.

Yahoo 2 Michael, we just talked to, uh, Blackstone co-founder Steve Schmidt. Uh, and he said regulations have accelerated under the current administration. He says it has been become tougher to do business. Why does your industry want more regulation? Doesn't it add more red tape, more cost and you can't innovate as fast?

Michael Sonnenshein Well, I can't speak for the entire industry. I can speak for Grayscale as an asset manager. That is always ask for permission, not for forgiveness. Um, we have to remember, we're not a crypto company. We're an asset manager. We're a highly regulated business. And so we've always felt that as the asset class is going to mature, as investors are going to want to wade deeper into it, we need to ensure that the appropriate investor protections are there, not just from investment products like Grayscale offers, but really industry wide.

Yahoo 1 You know, you've been coming now to Davos for several years, right? How have the conversations around crypto changed? It does feel like there's not like the hype cycle around crypto. Now it's shifted to AI.

Yahoo 2 No glowsticks on the promenade.

Yahoo 1 You know so but what how is that playing out in conversations you're having?

Michael Sonnenshein Well I would certainly say having the spot Bitcoin ETF approval last week, GBTC uplisting to New York Stock Exchange, and then being able to come to Davos this week and really elevate the conversation with world leaders and politicians and regulators um, has been a really humbling experience to say the least. Because to your point, AI has been such a big focus at this year's Davos, at this annual meeting, as well as the theme of rebuilding trust, the conversations have actually been mostly focused on for us about the intersection of AI and crypto. Very interesting. Right. Um, and so for a lot of folks they are excited about AI, they're excited about the use cases, but they also see some of the byproducts of AI, things like bias and deepfakes, etc., and are beginning to look at that intersection with crypto and how the underlying blockchain technology can actually help to alleviate some of the challenges that AI is also creating. So we actually see that we're at this crossroads where these two technologies may actually symbiotically grow together and accelerate together.

Yahoo 2 Can you give us a timeline to the extent you could? So right now, uh, first quarter we got the spot Bitcoin ETF approvals. Second quarter, third quarter, fourth quarter, what should investors expect.

Michael Sonnenshein It's going to be a busy year for crypto to say the least. So um you've certainly already seen some filings not only from Grayscale but other issuers looking to bring spot Ethereum ETFs to the market. I think it's only natural for investors to want to diversify their crypto holdings. Ethereum second largest, you know, crypto asset by market cap. Uh, we're a couple of months away from the Bitcoin halving. I'd love to come back and talk to you about that as that comes closer. That's always historically been a big catalyst for crypto prices. Um, and then certainly, you know, the US presidential election. I think depending on where the election falls out, we may see, you know, some further advancements on the regulatory front. Um, or perhaps a little bit more of the same, where we're kind of pounding the pavement looking for more and just having to be patient until we get there.

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